Exhibit 99.3

DRAFT DE BRAUW

UNOFFICIAL TRANSLATION

AMENDMENT TO THE ARTICLES OF ASSOCIATION

ASML HOLDING N.V.

(Part I)

On [—] two thousand and twelve appears before me, Professor Martin van Olffen, notaris (civil-law notary) practising in Amsterdam:

[—]

The person appearing declares that on the [—] day of [—] two thousand and twelve the general meeting of shareholders of ASML Holding N.V., a limited liability company, with corporate seat in Veldhoven and address at: 5504 DR Veldhoven, the Netherlands, De Run 6501, on the proposal of the board of management, which proposal has been approved by the supervisory board, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that he amends the company’s articles of association as follows:

I. Article 3 paragraph 1 will be amended and will read as follows:

3.1.	The authorized share capital of the Company amounts to one hundred twenty-six million euro (EUR 126,000,000), divided into five hundred sixty million (560,000,000) ordinary shares A (“ordinary shares A”) with a par value of nine eurocent (EUR 0.09) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocent (EUR 0.09).

II. A new paragraph 3 will be added to Article 3 which paragraph will read as follows:

3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A and ordinary shares M, unless explicitly provided otherwise.

III. A new paragraph 3 will be added to Article 40 which paragraph will read as follows:

40.3.	Distributions charged to the “share premium reserve” referred to in this article 40, paragraph 1, can also be made to the benefit of the ordinary shares A only or the ordinary shares M only.

IV. The following new articles shall be included after article 47, which shall read including the heading as follows:

Fractional shares

Article 48.

48.1.	Each ordinary share A consists of nine (9) fractional shares. Each fractional share represents one/ninth (1/9) portion of the value of an ordinary share A.

48.2.	Every fractional share shall be in registered form.

48.3.	Without prejudice to the other provisions of this article 48, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.

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48.4.	The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5 and 6 of this article 48.

48.5.	A holder of one or more fractional shares may exercise the meeting and voting rights attaching to an ordinary share A together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals nine (9) or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.

48.6.	Every holder of a fractional share is entitled to one/ninth (1/9) part of the (interim) dividend and any other distribution to which the holder of one ordinary share A is entitled.

48.7.	In the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him at least equals nine (9), then each time nine (9) fractional shares held by him shall by operation of law be consolidated into one ordinary share A. This shall be recorded in the shareholders’ register.

Finally the person appearing declares that at the time of execution of this deed:

1.	all ordinary shares, excepted the ordinary shares which are held by Stichting Administratiekantoor [—] [and Stichting Administratiekantoor [—]], being [—] ordinary shares will be converted into ordinary shares A;

2.	all ordinary shares which are held by Stichting Administratiekantoor [—] [and Stichting Administratiekantoor [—]], being [—] ordinary shares will be converted into ordinary shares M; and

3.	the issued share capital of the company amounts to [—] euro (EUR [—]), consisting of [—] ordinary shares A and [—] ordinary share M.

A copy of the documents in evidence of the resolutions, referred to in the head of this deed is attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris, at

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DRAFT DE BRAUW

UNOFFICIAL TRANSLATION

AMENDMENT TO THE ARTICLES OF ASSOCIATION

ASML HOLDING N.V.

(Part II)

On [—] two thousand and twelve appears before me, Professor Martin van Olffen, notaris (civil-law notary) practising in Amsterdam:

[—]

The person appearing declares that on the [—] day of [—] two thousand and twelve the general meeting of shareholders of ASML Holding N.V., a limited liability company, with corporate seat in Veldhoven and address at: 5504 DR Veldhoven, the Netherlands, De Run 6501, on the proposal of the board of management, which proposal has been approved by the supervisory board, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that he amends the company’s articles of association as follows:

Article 3 paragraph 1 will be amended and will read as follows:

3.1.	The authorized share capital of the Company amounts to [—] euro (EUR [—]), divided into five hundred sixty million (560,000,000) ordinary shares A (“ordinary shares A”) with a par value of [—] euro and [—] eurocent (EUR [—]) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocent (EUR 0.09) each.

Article 33 paragraph 1 will be amended and will read as follows:

33.1.	The number of votes that may be cast by a shareholder shall equal the multiple of one eurocent (EUR 0.01) included in the aggregate nominal amount of his shares.

Finally the person appearing declares that:

1.	the par value of each issued ordinary share A of nine eurocents (EUR 0.09) is changed to [—] euro and [—] eurocents (EUR [—]) by and through the execution of this deed;

2.	as a consequence of the execution of this deed the issued and paid up share capital of the company amounts to [—] euro (EUR [—]), consisting of [—] ordinary shares A and [—] ordinary shares M; and

3.	the obligation to further pay up the ordinary shares A for the amount of [—] euro and [—] eurocent (EUR [—]) per issued ordinary share A, resulting from the change of the par value of the ordinary shares A as mentioned under 1, shall be satisfied by charging the share premium reserve of the company.

A copy of the documents in evidence of the resolutions, referred to in the head of this deed is attached to this deed.

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In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris, at

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DRAFT DE BRAUW

UNOFFICIAL TRANSLATION

AMENDMENT TO THE ARTICLES OF ASSOCIATION

ASML HOLDING N.V.

(Part III)

On [—] two thousand and twelve appears before me, Professor Martin van Olffen, notaris (civil-law notary) practising in Amsterdam:

[—]

The person appearing declares that on the [—] day of [—] two thousand and twelve the general meeting of shareholders of ASML Holding N.V., a limited liability company, with corporate seat in Veldhoven and address at: 5504 DR Veldhoven, the Netherlands, De Run 6501, on the proposal of the board of management, which proposal has been approved by the supervisory board, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that he amends the company’s articles of association as follows:

I. Article 3 paragraph 1 will be amended and will read as follows:

3.1.	The authorized share capital of the Company amounts to [—] euro (EUR [—]), divided into five hundred sixty million (560,000,000) ordinary shares A (“ordinary shares A”) with a par value of [—]eurocent (EUR [—]) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocent (EUR 0.09) each.

Finally the person appearing declares that:

1.	the par value of each issued ordinary share A of [—] euro and [—] euro cent (EUR [—]) is changed to [—] eurocents (EUR [—]) by and through the execution of this deed;

2.	as a consequence of the execution of this deed the issued and paid up share capital of the company amounts to [—] euro (EUR [—]), consisting of [—] ordinary shares A and [—] ordinary shares M;

3.	the amount in cash by which the par value of each of the shares as mentioned under 1 was decreased, being [—] euro and [—] eurocent (EUR [—]) per issued ordinary share A, shall be repaid on such points in time as designated by the Board of Management to those persons who on [—] two thousand and twelve, after processing of all settlements per this date - the ‘Registration Time’ - are registered as holders of ordinary shares A in a (sub)register designated by the Board of Management or those persons registered as holders of ordinary shares wherein the ordinary shares A may have been converted;

4.	one/ninth (1/9) of the amount in cash referred to under 3, shall be repaid per fraction on the date or dates referred to under 3 to those persons who on the Registration Date are registered as holders of fractional shares in a (sub)register designated by the Board of Management; and

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5.	no interest shall be due by the company on the amount as mentioned under 3 and 4 for the period between the execution of this deed and the date or dates of repayment as mentioned under 3.

A copy of the documents in evidence of the resolutions, referred to in the head of this deed is attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris, at

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DRAFT DE BRAUW

UNOFFICIAL TRANSLATION

AMENDMENT TO THE ARTICLES OF ASSOCIATION

ASML HOLDING N.V.

(Part IV)

On the [—] day of [—] two thousand and twelve appears before me, Professor Martin van Olffen, notaris (civil-law notary) practising in Amsterdam:

The person appearing declares that on the [—] day of [—] two thousand and twelve the general meeting of shareholders of ASML Holding N.V., a limited liability company, with corporate seat in Veldhoven and address at: 5504 DR Veldhoven, the Netherlands, De Run 6501, on the proposal of the board of management, which proposal has been approved by the supervisory board, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that she amends the company’s articles of association as follows:

I. Article 3 paragraph 1 will be amended and will read as follows:

3.1.	The authorized share capital of the Company amounts to one hundred twenty-six million euro (EUR 126,000,000), divided into five hundred fifty-nine million nine-hundred ninety-nine thousand (559,999,000) ordinary shares A (“ordinary shares A”) with a par value of nine eurocent (EUR 0.09) each; nine thousand (9,000) ordinary shares B (“ordinary shares B”) with a par value of one eurocent (EUR 0.01) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocents (EUR 0.09) each.

II. Article 3 paragraph 3 will be amended and will read as follows:

3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A, ordinary shares B and ordinary shares M, unless explicitly provided otherwise.

II Article 48 will be amended and will read as follows:

Fractional shares and ordinary shares B.

Article 48.

48.1.	Each ordinary share A consists of such number of fractional shares as will be determined by the Board of Management, which number shall be recorded at the trade register within eight (8) days after such determination. The par value of an ordinary share A divided by the number of fractional shares as determined by the Board of Management, represents the par value of a fractional share.

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48.2.	Every fractional share shall be in registered form.

48.3.	Without prejudice to the other provisions of this article 48, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.

48.4.	The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5, 6 and 7 of this article 48.

48.5.	A holder of one or more fractional shares may exercise the meeting and voting rights attached to an ordinary share A together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals the number of fractional shares which constitute an ordinary share A or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.

48.6.	The (interim) dividend and any other distribution to which the holder of one ordinary share A is entitled divided by the number of fractional shares which constitute an ordinary share A, represents the entitlement to the (interim) dividend and any other distribution of a holder of a fractional share.

48.7.	Every holder of an ordinary share B is entitled to one/ninth (1/9) part of the (interim) dividend and any other distribution to which the holder of one ordinary share A is entitled.

48.8.	With respect to the holders of ordinary shares B article 35 shall apply correspondingly.

48.9.	At the written request to that effect made by a holder of ordinary shares A, the Board of Management shall resolve that each ordinary share A designated in the resolution will be converted into such number of fractional shares as determined by the Board of Management in accordance with paragraph 1 of this article 48. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

48.10.	Leaving aside the situation referred to in paragraph 9 of this article 48, in the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him equals the number of fractional shares which constitute an ordinary share A, the fractional shares shall by operation of law be consolidated into one ordinary share A. This shall be recorded in the shareholders’ register.

48.11.

At the written request to that effect made not later than the thirty-first day of July two thousand and thirteen by a holder of at least one/ninth (1/9) of the number of fractional shares which constitute an ordinary share A, the Board of Management shall resolve that the number of fractional shares equal to one/ninth (1/9) of the number of fractional shares which constitute an ordinary

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share A, will be converted into an ordinary share B. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

If necessary the number of ordinary shares B included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares A included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.

48.12.	Without prejudice to the provisions hereinbefore in this Article, the Board of Management shall resolve, at the written request to that effect by a holder of ordinary shares B, that each time nine (9) ordinary shares B will be converted and combined into one (1) ordinary share A. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

If necessary the number of ordinary shares A included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares B included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.

Finally the person appearing declares that at the time of execution of this deed:

1.	the ordinary shares A with a nominal value of [—] eurocent (EUR [—]) each held immediately prior thereto by a shareholder, are consolidated into such number of ordinary shares A with a nominal value of nine euro cent (EUR 0.09) each, as shall be found by multiplying the total number of ordinary shares A held by the respective shareholder immediately prior to this amendment to the articles of association, by [—], with the further provision that the numerator of a fraction resulting after such multiplication, of which fraction the denominator equals [—], shall designate the number of fractional shares of an ordinary share A, that the respective shareholder also holds as of this amendment to the articles of association in connection with the aforementioned consolidation of ordinary shares A.

2.	the fractional shares held immediately prior thereto by a shareholder, each fractional share representing one/ninth (1/9) part of an ordinary share with a par value of nine euro cent (EUR 0.09), are divided into such number of fractional shares, as shall be found by dividing the total number of fractional shares through nine (9) and then multiply the result of such deviation with [—], of which fraction the denominator equals [—] and the numerator shall designate the number of fractional shares of ordinary shares A, that the respective shareholder holds as of this amendment to the articles of association.

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3.	the obligation to further pay up the ordinary shares A for the amount of [—] euro (EUR [—]), resulting from the conversion as mentioned under 1, shall be satisfied by charging the share premium reserve of the company.

4.	the issued share capital of the company amounts to [—] (EUR [—]), consisting of [—] ordinary shares A and [—] ordinary shares M.

A copy of the documents in evidence of the resolutions, referred to in the head of this deed is attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris, at

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DRAFT DE BRAUW

UNOFFICIAL TRANSLATION

AMENDMENT TO THE ARTICLES OF ASSOCIATION

ASML HOLDING N.V.

(Part V)

On the [—] day of [—] two thousand and twelve appears before me, Professor Martin van Olffen, notaris (civil-law notary) practising in Amsterdam:

The person appearing declares that on the [—] day of [—] two thousand and twelve the general meeting of shareholders of ASML Holding N.V., a limited liability company, with corporate seat in Veldhoven and address at: 5504 DR Veldhoven, the Netherlands, De Run 6501, on the proposal of the board of management, which proposal has been approved by the supervisory board, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that she amends the company’s articles of association as follows:

I. Article 3 paragraph 1 will be amended and will read as follows:

3.1.	The authorized share capital of the Company amounts to one hundred twenty-six million euro (EUR 126,000,000), divided into six hundred ninety-nine million nine hundred ninety-nine thousand (699,999,000) ordinary shares (“ordinary shares”) with a par value of nine eurocent (EUR 0.09) each; nine thousand (9,000) ordinary shares B (“ordinary shares B”) with a par value of one eurocent (EUR 0.01) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocents (EUR 0.09) each.

II. Article 3 paragraph 3 will be amended and will read as follows:

3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares and ordinary shares B, unless explicitly provided otherwise.

III. Article 40 paragraph 3 will be deleted.

IV. Article 48 will be amended and will read as follows:

Fractional shares and ordinary shares B.

Article 48.

48.1.	Each ordinary share consists of such number of fractional shares as will be determined by the Board of Management, which number shall be recorded at the trade register within eight (8) days after such determination. The par value of an ordinary share divided by the number of fractional shares as determined by the Board of Management, represents the par value of a fractional share.

48.2.	Every fractional share shall be in registered form.

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48.3.	Without prejudice to the other provisions of this article 48, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.

48.4.	The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5, 6 and 7 of this article 48.

48.5.	A holder of one or more fractional shares may exercise the meeting and voting rights attached to an ordinary share together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals the number of fractional shares which constitute an ordinary share or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.

48.6.	The (interim) dividend and any other distribution to which the holder of one ordinary share is entitled divided by the number of fractional shares which constitute an ordinary share, represents the entitlement to the (interim) dividend and any other distribution of a holder of a fractional share.

48.7.	Every holder of an ordinary share B is entitled to one/ninth (1/9) part of the (interim) dividend and any other distribution to which the holder of one ordinary share is entitled.

48.8.	With respect to the holders of ordinary shares B article 35 shall apply correspondingly.

48.9.	At the written request to that effect made by a holder of ordinary shares, the Board of Management shall resolve that each ordinary share designated in the resolution will be converted into such number of fractional shares as determined by the Board of Management in accordance with paragraph 1 of this article 48. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

48.10.	Leaving aside the situation referred to in paragraph 9 of this article 48, in the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him equals the number of fractional shares which constitute an ordinary share, the fractional shares shall by operation of law be consolidated into one ordinary share. This shall be recorded in the shareholders’ register.

48.11.	At the written request to that effect made not later than the thirty-first day of July two thousand and thirteen by a holder of at least one/ninth (1/9) of the number of fractional shares which constitute an ordinary share, the Board of Management shall resolve that the number of fractional shares equal to one/ninth (1/9) of the number of fractional shares which constitute an ordinary share, will be converted into an ordinary share B. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

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If necessary the number of ordinary shares B included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.

48.12.	Without prejudice to the provisions hereinbefore in this Article, the Board of Management shall resolve, at the written request to that effect by a holder of ordinary shares B, that each time nine (9) ordinary shares B will be converted and combined into one (1) ordinary share. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

If necessary the number of ordinary shares included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares B included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.

Finally the person appearing declares that at the time of execution of this deed:

1.	all issued ordinary shares A and ordinary shares M are converted into ordinary shares with a par value of nine eurocent (EUR 0.09) each.

2.	the issued share capital of the company amounts to [—] (EUR [—]), consisting of [—] ordinary shares with a par value of nine eurocent (EUR 0.09) each.

A copy of the documents in evidence of the resolutions, referred to in the head of this deed is attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris, at

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